November 5, 2009
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Attention:	J. Nolan McWilliams Division of Corporation Finance

Re:	SEC Comment Letter dated November 2, 2009
American Axle & Manufacturing, Inc.
American Axle & Manufacturing Holdings, Inc.
Registration Statement on Form S-3
Filed on October 16, 2009
File No. 333-162550 & -01
Ladies and Gentlemen:
     On behalf of our clients, American Axle & Manufacturing, Inc. and American Axle & Manufacturing Holdings, Inc. (the “Registrants”), we hereby acknowledge receipt of the comment letter dated November 2, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission concerning the above captioned Registration Statement on Form S-3 (the “Registration Statement”).
     We submit this letter in response to the Comment Letter on behalf of the Registrants. For ease of reference, we have reproduced the text of the comment in bold-face, followed by the Registrants’ response. Page number references herein refer to Amendment No. 1 to the Registration Statement which the Registrants are filing today, via the EDGAR system, together with this response letter. Terms used but not defined herein have the meanings set forth in the Registration Statement.
Form S-3
Signatures, page II-5
1.	Please revise the second signature block to include the signature of your principal accounting officer or controller. Please revise the second signature block on page II-7 in this manner as well.
Response: The Registrants have revised the second signature block on page II-5 and II-7 to include the signature of its principal financial officer and principal accounting officer.
     We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our response, please call me at (212) 848-7678.

Very truly yours,
/s/ Lisa L. Jacobs
Lisa L. Jacobs, Esq.

cc: Mr. Patrick S. Lancaster